U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                       SEC File Number:  1-14076
                                                      CUSIP Number:  833979 20 6

          [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [X] Form 10-Q and
                           Form 10-QSB [ ] Form N-SAR
                        For Period Ended: March 31, 1999

   [ ] Transition Report on Form 10-K        [ ] Transition Report on Form 20-F
   [ ] Transition Report on Form 11-K        [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If  the  notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                 Not applicable

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Part I - Registrant Information

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Full Name of Registrant:          Software Publishing Corporation Holdings, Inc.
Former Name if applicable:        Not Applicable
Address of Principal Executive
     Office:                      3A Oak Road, Fairfield, New Jersey 07004

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Part II - Rule 12b-25(b) and (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in  reasonable  detail the  reasons  why Form 10-K and Form  10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant has retained a new Chief Financial Officer whose employment with the Registrant commenced on April 6, 1999. In addition, the Registrant is in the process of installing and implementing a new accounting and financial reporting management information system. This has caused the Registrant to be unable to timely file the Registrant's Quarterly Report on Form 10-QSB for the period ended March 31, 1999 without unreasonable effort and expense.

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Part IV - Other Information

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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification:

                        Alan W. Schoenbart (973) 808-1992

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               The registrant anticipates reporting a loss from operations of approximately $700,000 for the quarter ended March 31, 1999, compared to a net loss of $568,863 for the quarter ended March 31, 1998.

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     Software Publishing Corporation Holdings, inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 1999


                                Software Publishing Corporation
                                    Holdings, Inc.


Date: May 17, 1999          By:          /s/Alan W. Schoenbart
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                                    Alan W. Schoenbart, Vice President - Finance